Interim Financial Statements of
Yopi Technologies Inc.
for the period from June 12, 2017 (inception)
to June 30, 2017

Reissued November 5, 2017

Yopi Technologies Inc.

Interim Financial Statements for

the period from June 12, 2017 (inception)

to June 30, 2017

Table of Contents

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Yopi Technologies Inc.

We have reviewed the accompanying balance sheet of Yopi Technologies Inc. (hereinafter, "the Company"), as of June 30, 2017, and the related interim statements of operations, changes in stockholders' deficit and cash flows for the period from June 12, 2017 (inception) to June 30, 2017. These interim condensed financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial information for it to be in conformity with U.S. generally accepted accounting principles.

The interim financial statements have been prepared assuming that the Company will continue as a going concern. The Company has a working capital deficit and has not established a source of revenue sufficient to cover its operating costs and as such, has incurred an operating losses since its inception. These matters raise substantial doubt about the Company's ability to continue as a going concern. These interim financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that may result should the Company be unable to continue as a going concern. See the notes to the financial statements for further information regarding this uncertainty.

/s/Weinstein & Co. C.P.A (Isr)
Jerusalem, Israel
November 5, 2017

Yopi Technologies Inc.
Balance Sheets

	Notes	As of June 30 2017 Unaudited $
LIABILITY AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities		
Accounts payable and accrued expenses		2,000
Loan from related party	3,5	1,375
Total liabilities		3,375
Equity (Deficit)		
Accumulated deficit		(3,375)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		-

Director
July 27, 2017

The accompanying notes are an integral part of the these financial statements.

Yopi Technologies Inc.
Statement of Operations

	priod from June 12, 2017 (Inception) to June 30, 2017
	Unaudited
	$
General and administrative costs	
Registration fees	175
Professional fees	3,200
Total operating expenses	(3,375)
Net loss per common share - basic and diluted	
	(0.00)
Weighted-average number of common shares outstanding	0

The accompanying notes are an integral part of the these financial statements.

Yopi Technologies Inc.
Statement of Cash Flows

	priod from June 12, 2017 (Inception) to June 30, 2017
	Unaudited
	$
Cash Flows from Operating Activities	
Net Loss	(3,375)
Changes in operating assets and liabilities	
Increase in accounts payable and accrued expenses	2,000
Net cash used in operating activities	(1,375)
Cash flows from financing activities	
Proceeds from loan with related parties	1,375
Net cash earned from financing activities	1,375
Increase in cash and cash equivalents	-
Cash and cash equivalents at the beginning of the period	-
Cash and cash equivalents at the end of the period	-

The accompanying notes are an integral part of the these financial statements.

Yopi Technologies Inc.
Notes to the Interim Financial Statements
(Unaudited)

Note 1 - General

Yopi Technologies Inc. (the "Company") is a Delaware Corporation incorporated on June 12, 2017. The Company plans to establish itself as a fitness related merchandises business.

Basis of Presentation

The Company maintains its accounting records on an accrual basis in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

These financial statements are presented in US dollars.

Fiscal Year End

The Corporation has adopted a fiscal year end of December 31.

Unaudited Interim Financial Statements

The interim financial statements of the Company as of June 30, 2017, and for the period then ended, are unaudited. However, in the opinion of management, the interim financial statements include all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the Company's financial position as of June 30, 2017, and the results of its operations and its cash flows for three and six month period ended June 30, 2017. These results are not necessarily indicative of the results expected for the calendar year ending December 31, 2017. The accompanying financial statements and notes thereto do not reflect all disclosures required under accounting principles generally accepted in the United States. Refer to the Company's audited financial statements as of December 31, , for additional information, including significant accounting policies.

Note 2 - Significant accounting policies

The principal accounting policies are set out below, these policies have been consistently applied to the period presented, unless otherwise stated:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. As at June 30, 2017, the Company has an accumulated deficit of $ 3,375 from operations and has not earned sufficient revenues to cover its operating costs. The Company intends to fund future operations through equity financing arrangements, which may be insufficient to fund its capital expenditures, working capital and other cash requirements for the year ending December 31, 2017.

The ability of the Company to achieve its business plan is dependent upon, among other things, obtaining additional financing to continue operations, and development of its business plan. In response to these problems, management intends to raise additional funds through public or private placement offerings.

These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash and cash equivalents

Cash and equivalents include investments with initial maturities of three months or less. The Company maintains its cash balances at credit-worthy financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of June 30, 2017 the company doesn't have any cash.

Accounts Payable and Accrued Expenses

6

Yopi Technologies Inc.
Notes to the Interim Financial Statements
(Unaudited)

Note 2 - Significant accounting policies (Cont.)

Accounts payable and accrued expenses are carried at amortized cost and represent liabilities for goods and services provided to the Company prior to the end of the financial year that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of these goods and services.

Earnings per Share
The Company computes net loss per share in accordance with ASC 260, "Earnings Per Share" ASC 260 requires presentation of both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all potential dilutive common shares, which comprise options granted to employees. As June 30, 2017, the Company had no potentially dilutive shares.

Income Taxes
Income taxes are accounted for in accordance with ASC Topic 740, "Income Taxes." Under the asset and liability method, deferred tax assets and liabilities are recognized for the future consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases (temporary differences). Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are recovered or settled. Valuation allowances for deferred tax assets are established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Note 3 - Loan from related party

	As of June 30 2017
	Unaudited
	$
Loan from related party *	1,375

* The above loan is unsecured, bears no interest and has no set terms of repayment. This loan is repayable on demand.

Yopi Technologies Inc.
Notes to the Interim Financial Statements
(Unaudited)

Note 4 - Income tax

The provision (benefit) for income taxes for the period from June 11, 2017 (inception) to June 30, 2017 was as follows (assuming a 15% effective tax rate):

	June 30, 2017 Unaudited $
Current tax provision:	
Federal-	
Taxable income	-
Total current tax provision	-

	June 30, 2017 Unaudited $
Deferred Tax Provision:	
Federal-	
(Loss) / Profit carry forwards	506
Change in valuation allowance	(506)
Total deferred tax provision	-

The Company had deferred income tax assets as of June 30, 2017 as follows:

	June 30, 2017 Unaudited $
Loss carryforwards	506
Less - Valuation allowance	(506)
Total net deferred tax assets	-

The Company provided a valuation allowance equal to the deferred income tax assets for the period ended June 30, 2017 because it is not presently known whether future taxable income will be sufficient to utilize the loss carryforwards.

As of June 30, 2017, the Company had approximately $3,375 in tax loss carryforwards that can be utilized future periods to reduce taxable income, and expire by the year 2,037 .

The Company did not identify any material uncertain tax positions. The Company did not recognize any interest or penalties for unrecognized tax benefits.

The federal income tax returns of the Company are subject to examination by the IRS, generally for three years after they are filed.

Yopi Technologies Inc.
Notes to the Interim Financial Statements
(Unaudited)

Note 5 - Related party transactions

Details of transaction between the Company and related parties are disclosed below:

The following entities have been identified as related parties:

Menachem Gnut -Director

The following transactions were carried out with related parties:

	As of June 30 2017
	Unaudited
	$
Loan from related party	**1,375**

From time to time, the director and stockholder of the Company provides advances to the Company for its working capital purposes. These advances bear no interest and are due on demand.

Note 6 - Subsequent events

In accordance with ASC 855-10, Company management reviewed all material events through the date of this report and determined that there are no additional material subsequent events to report.